# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: FIRST TRUST EXCHANGE-TRADED FUND VIII, CIK 0001667919
CUSIP: 33740F219
Title of class of securities: Exchange Traded Fund
Address of issuer's principal executive offices: 120 EAST LIBERTY DRIVE, SUITE 400, 120 EAST LIBERTY DRIVE, SUITE 400, WHEATON, Illinois (IL), 60187
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000092230-24-000074
Filed by CIK 0000092230

## Reporting persons
- TRUIST FINANCIAL CORP: type of reporting person: investment adviser (IA), parent holding company or control person (HC); citizenship or place of organization: North Carolina (NC); sole voting power 0; shared voting power 0; sole dispositive power 193,826; shared dispositive power 0; aggregate amount beneficially owned 193,826 (5.6% of the class)

## Item 1. Issuer
Name of issuer: FIRST TRUST EXCHANGE-TRADED FUND VIII
Address of issuer's principal executive offices: 120 EAST LIBERTY DRIVE, SUITE 400, 120 EAST LIBERTY DRIVE, SUITE 400, WHEATON, ILLINOIS, 60187.

## Item 2. Person Filing
Name of person filing: Truist Financial Corporation as Parent Holding Company for Truist Advisory Services, Inc. an affiliated Registered Investment Advisor
Address of principal business office or, if none, residence:
214 North Tryon Street
Charlotte, NC 28202
Citizenship:
Truist Financial Corporation is a North Carolina Corporation;
Truist Advisory Services, Inc. is a Delaware Corporation

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 193826
Percent of class: 5.62
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 193826
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- TRUIST FINANCIAL CORP: Edward M. Kwiatkowski, Vice President (10/15/2025)